

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2013

Via E-mail
Gregory T. Barnum, CFO
Datalink Corporation
10050 Crosstown Circle, Suite 500
Eden Prairie, Minnesota 55344

> **Re: Datalink Corporation**
> **Registration Statement on Form S-3**
> **Filed April 29, 2013**
> **File No. 333-188212**

Dear Mr. Barnum:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   As you know General Instruction I.A.3(b) to Form S-3 requires that as a condition to registering securities on Form S-3, the registrant have filed in a timely manner all reports, with the exclusion of specified reports on Form 8-K, required to be filed during the twelve calendar months. We note that your Form 10-Q for the second quarter of fiscal year 2012 was due on August 9, 2012 but was not filed until August 10, 2012. Tell us why you believe the Form 10-Q was filed on a timely basis. Refer to General Instruction A.1 to Form 10-Q. Unless you are able to demonstrate that the report was made in a timely manner, you should withdraw your registration statement due to your ineligibility to use the Form S-3. You may also submit a letter to the Office of the Chief Counsel of the Division of Corporation Finance requesting a waiver from the eligibility requirements for use of the Form S-3 set forth in General Instruction I.A.3.(b) to that form, and your request will be evaluated by that office. Refer to Question 101.01 of our Securities Act Forms Compliance and Disclosure Interpretations.

Description of Securities Warrants, page 25

2.   We note that in addition to issuing warrants for the purchase of common stock, preferred stock and debt securities, you may also issue warrants for the purchase of "other securities." All of the underlying classes of securities to which the warrants relate must be identified in the registration statement. Please revise your filing accordingly.

Exhibit Index

Exhibit 4.4. Form of Indenture

3.   It appears that the form of indenture was filed as Exhibit 4.2 to the Form S-3 filed on May 18, 2010, not June 29, 2010. Please revise footnote 4 to the exhibit index or advise.

Exhibit 5.1. Opinion of Faegre Baker Daniels LLP (including Consent)

4.   We note that you are registering the offer and sale of securities having an aggregate offering price of up to $90,000,000. The legality opinion, however, refers to an aggregate offering price of up to $100,000,000. Please revise to ensure that the legality opinion and the registration statement are consistent in this regard.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Your amended document should include a copy marked to show changes from the initial filing. Please ensure that the marked copy is submitted electronically and conforms with the requirements of Item 310 of Regulation S-T. Submission of HTML versions of the marked document display changes made within paragraphs, and are particularly helpful to the review process.

Please contact Ivan Griswold, Attorney-Advisor, at (202) 551-3853 or, in his absence, me at (202) 551-3456 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Attorney-Adviser

cc: Via E-mail
        Jonathan R. Zimmerman, Esq.
        Faegre Baker Daniels LLP